

September 21, 2011

<u>Via E-mail</u>
Samuel G. Stone
Executive Vice President and Chief Financial Officer
Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan 48801

Re: **Firstbank Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 10, 2011
File No. 000-14209

Dear Mr. Stone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 13. Certain Relationships and Related Transactions</u>

<u>Definitive Proxy Statement on Schedule 14A, page 27</u>

1. We note your disclosure that loans to your directors, executive officers and their associates were made on substantially the same terms as those prevailing at the time for comparable transactions with *other persons*. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including

interest rates and collateral, as those prevailing at the time for comparable loans with persons *not related to the lender*. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Exhibit 13

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Loans, page 30

2.   Please tell us and expand your disclosure in future filings to clearly discuss your accounting policy with regard to restructured loans (classified as TDRs). Your disclosure should address how and when a restructured loan is determined to be nonaccrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any loan loss allowance has been recorded or any portion of the loan loss has been charged off.

Note 4 – Securities, page 33

3.   Please expand your future filings to provide a tabular rollforward of the amount related to credit losses recognized in earnings pursuant to ASC 320-10-50-8B.

Note 6 – Loans, page 36

4.   Please expand your disclosure in future filings to provide the following:

* disclosures pursuant to ASC 310-10-50-11B (a) & (g) – (h) by portfolio segment. Refer to the guidance in ASC 310-10-50-11C and the illustrated table in ASC 310-10-55-7;
* a clarification that the table of impaired loans pursuant to ASC 310-10-50-15 provided represents the recorded investment in impaired loans;
* total unpaid principal balance of impaired loans pursuant to ASC 310-10-50-15 (a) (4);
* your policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15 (b);

- disclosure of the amount of interest income that represents the change in present value attributable to the passage of time or provide the disclosure that the company recognizes this amount as bad debt expense pursuant to ASC 310-10-50-19;
- disclosures required by ASC 310-10-50-29 (a) and (c) about the credit quality of financing receivables; and
- disclosures required by ASC 310-10-50-30 to clearly provide qualitative information on how those internal risk ratings relate to the likelihood of loss.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Fair Value, page 14

5.   We note you provide certain information about your investment portfolio here within (e.g. the investment portfolio table provided on page 15). Please revise your disclosure in future filings to present your investments in a separate note to the financial statements and ensure you include all of the required disclosures of ASC 320-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel